EX-10.2 6 ex_630330.htm EXHIBIT 10.2

**Exhibit 10.2**

## SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this "**Agreement**") is made as of March 4, 2024, by and between Zylox Tonbridge Medical Limited, a company established under the laws of Hong Kong ("**Zylox**" or the "**Purchaser**"), and Avinger, Inc., a Delaware corporation (the "**Company**").

**WHEREAS**, on or about the date of this Agreement, and effective as of the Initial Closing Date, the Company and Zylox are entering into a License and Distribution Agreement (the "**License Agreement**"), pursuant to which, among other things, Zylox will have the exclusive license and right to manufacture, register and sell certain of the Company's products in the greater China region; and

**WHEREAS**, in connection with the License Agreement, the Board of Directors of the Company (the "**Board**") has determined that it is in the best interests of the Company to raise additional capital of up to $15,000,000, by means of the issuance of: (i) at the Initial Closing (as defined below), a total number of shares of common stock of the Company, par value $0.001 per share (the "**Common Stock**"), and shares of Series F convertible preferred stock of the Company, par value $0.001 per share (the "**Series F Preferred Stock**"), for the total consideration of $7,500,000; and (ii) subject to and contingent upon the achievement of the Milestones, at the Milestone Closing (as defined below), a number of shares of Series G convertible preferred stock of the Company, par value $0.001 per share (the "**Series G Preferred Stock**"), for the total consideration of $7,500,000, all on the terms and conditions more fully set forth in this Agreement.

**NOW THEREFORE**, in consideration of the foregoing premises and the respective representations and warranties, covenants and agreements contained herein, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.    **Definitions**.

"**Affiliate**" means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person, as such terms are used in and construed under Rule 405 under the Securities Act.

"**Business Day**" means any day, excluding Saturdays and Sundays, on which banks in the PRC, Hong Kong and the State of New York in the United States are generally open for business.

"**CRG**" means CRG Partners III L.P. and its affiliated funds.

"**CRG Term Loan Agreement**" means the Term Loan Agreement dated September 22, 2015, as amended, by and among the Company, certain of its subsidiaries from time to time party thereto as guarantors and CRG and certain of its affiliated funds, as lenders, to modify certain terms, covenants and conditions applicable thereto.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Disclosure Schedules**" means the Disclosure Schedules of the Company delivered concurrently herewith to the Purchaser on or prior to the date of this Agreement.

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"**Environmental Laws**" means any national, state, provincial or local law, statute, rule or regulation or the common law relating to the environment or occupational health and safety, including without limitation any statute, regulation, administrative decision or order pertaining to (i) treatment, storage, disposal, generation and transportation of industrial, toxic or hazardous materials or substances or solid or hazardous waste; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release or threatened release into the environment of industrial, toxic or hazardous materials or substances, or solid or hazardous waste, including without limitation emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals; (v) the protection of wild life, marine life and wetlands, including without limitation all endangered and threatened species; (vi) storage tanks, vessels, containers, abandoned or discarded barrels, and other closed receptacles; (vii) health and safety of employees and other Persons; and (viii) manufacturing, processing, using, distributing, treating, storing, disposing, transporting or handling of materials regulated under any law as pollutants, contaminants, toxic or hazardous materials or substances or oil or petroleum products or solid or hazardous waste. As used above, the terms "release" and "environment" shall have the meaning set forth in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"**FDA**" means the United States Food and Drug Administration, or any successor organization.

"**Fundamental Representations**" means the representations and warranties set forth in Sections 4(a), 4(b), 4(c)(i), 4(c)(ii), 4(d), 4(h), 4(i), 4(x) (only the first sentence thereof), 4(cc) and 4(dd).

"**Governmental Authority**" means any court, tribunal, agency, authority, department, regulatory body, board, commission or other instrumentality of any government or country or of any national, federal, state, provincial, regional, county, city or other political subdivision of or pertaining to any such government or country or any supranational organization of which any such country is a member and any self-regulatory organization, including any stock exchange.

"**Hong Kong**" means the Hong Kong Special Administrative Region.

"**Intellectual Property**" means all of the following and all rights that are associated with any of the following, whether registered or unregistered: (i) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (ii) internet domain names; (iii) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (iv) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (v) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor's certificates, petty patents and patent utility models); and (vi) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation.

"**Material Adverse Effect**" means a material adverse effect on (i) the assets, properties, liabilities, business, conditions (financial or otherwise), operations, results of operations or prospects of the Company and its subsidiaries taken as a whole, (ii) the legality, validity or enforceability of any Transaction Document, or (iii) the Company's ability to perform in any material respect on a timely basis its obligations under any Transaction Document.

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"**Milestones**" means, collectively, the following two milestone events, the completion of which shall be a condition to the Milestone Closing (as defined below): (i) the successful registration and listing under 21 CFR part 807 with the FDA of Zylox and one of its designated Affiliates as a manufacturer of the Pantheris Series and a Zylox establishment for purposes thereof, as reflected in the FDA's Establishment Registration & Device Listing database; and (ii) the achievement by the Company of an aggregate of $10 million in gross revenue within any four consecutive fiscal quarters after the Initial Closing Date, excluding any gross revenue achieved by the Company under the License Agreement, as reflected in the Company's financial statements for such four consecutive quarters that have been prepared in accordance with the U.S. GAAP consistent with past practices, audited or reviewed by the Company's independent registered public accounting firm.

"**Nasdaq**" means The Nasdaq Stock Market LLC.

"**ODI Filings and Approvals**" means all permits, approvals and filings from or to the Governmental Authority as required under the PRC laws with respect to the outbound direct investment by an entity incorporated in the PRC, including but not limited to the National Development and Reform Commission of the PRC or its competent local counterpart, the Ministry of Commerce of the PRC or its competent local counterpart, the State Administration of Foreign Exchange of the PRC or its competent local counterpart and related bank for foreign exchange.

"**Pantheris Series**" means, collectively, all of the Pantheris A400 series products, Pantheris Large Vessel (LV) products and Pantheris Small Vessel (SV) products, the image atherectomy catheters developed by the Company as of the date of this Agreement.

"**Person**" means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or any other entity or organization.

"**PRC**" means the People's Republic of China, excluding, solely for purposes of this Agreement, Hong Kong, the Macau Special Administrative Region and Taiwan.

"**Principal Market**" means the Nasdaq Capital Market (or such other market or exchange on which the Common Stock is then listed or traded).

"**Registration Rights Agreement**" means the Registration Rights Agreement, dated on or about the date of the Initial Closing, between the Company and the Purchaser, in the form attached hereto as Exhibit A.

"**Representatives**" means, with respect to any Person, its officers, directors, principals, partners, managers, members, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

"**SEC**" means the Securities and Exchange Commission.

"**SEC Reports**" means all reports, schedules, forms, statements and other documents required to be filed by the Company under the Exchange Act (and remaining publicly available) prior to the date of this Agreement, including pursuant to Section 15(d) thereof (or that it would have been required to file by Section 15(d) of the Exchange Act if its duty to file thereunder had not been automatically suspended).

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"**Series A-1 Certificate of Designation**" means the Certificate of Designation of Preferences, Rights and Limitations of Series A-1 Convertible Preferred Stock of the Company, dated on or about the date of the Initial Closing, which Series A-1 Certificate of Designation shall be substantially in the form attached as <u>Exhibit B</u> hereto.

"**Series F Certificate of Designation**" means the Certificate of Designation of Preferences, Rights and Limitations of Series F Convertible Preferred Stock of the Company, dated on or about the date of the Initial Closing, which Series F Certificate of Designation shall be substantially in the form attached as <u>Exhibit C</u> hereto.

"**Series G Certificate of Designation**" means the Certificate of Designation of Preferences, Rights and Limitations of Series G Convertible Preferred Stock of the Company, which Series G Certificate of Designation shall be substantially in the form attached as <u>Exhibit D</u> hereto.

"**Tax**" means any and all United States federal, state, local or non-United States taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added or gains taxes; license, registration and documentation fees; and customs duties, tariffs and similar charges, together with any interest or penalty, in addition to tax or additional amount imposed by any Governmental Authority.

"**Term Loan Agreement Amendment**" means the amendment to the CRG Term Loan Agreement, dated on or about the date of the Initial Closing, between the Company and CRG, in the form of <u>Exhibit E</u> attached hereto.

"**Trading Day**" means days on which the shares of Common Stock trade on the Company's Principal Market.

"**Transaction Documents**" means, collectively, this Agreement, the License Agreement, the Registration Rights Agreement, the Series A-1 Certificate of Designation, the Series F Certificate of Designation, the Series G Certificate of Designation and the Term Loan Agreement Amendment.

"**U.S. GAAP**" means generally accepted accounting principles in the United States.

**2.** **Sale and Purchase**. Subject to the terms and conditions of this Agreement, the Company and the Purchaser hereby agree as follows:

(a) <u>Sale and Purchase of Initial Shares; Initial Closing</u>. Subject to the terms and conditions of this Agreement, the Company hereby agrees to sell and issue to the Purchaser, and the Purchaser hereby agrees to purchase from the Company, at the Initial Closing (as defined below), for the total consideration of $7,500,000, (i) 75,327 shares of Common Stock (the "**Initial Common Shares**") at a price per Initial Common Share equal to $3.664 (the "**Initial Common Purchase Price**") and (ii) 7,224 shares of Series F Preferred Stock (the "**Series F Preferred Shares**" and collectively with the Initial Common Shares, the "**Initial Shares**") at a price per Series F Preferred Share equal to $1,000 (the "**Series F Preferred Purchase Price**"). The conversion price of the Series F Preferred Shares will be equal to the Initial Common Purchase Price. The Series F Preferred Shares shall have the rights, preferences and privileges set forth in the Series F Certificate of Designation and shall not be convertible into shares of Common Stock in excess of the Beneficial Ownership Limit unless the Stockholder Approval contemplated by Section 3(c) shall have been obtained.

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(b)      Sale and Purchase of Milestone Shares; Milestone Closing. Subject to the terms and conditions of this Agreement, contingent upon the achievement of the Milestones as mutually agreed upon by the Company and the Purchaser, the Company hereby agrees to sell and issue to the Purchaser, and the Purchaser hereby agrees to purchase from the Company, at the Milestone Closing (as defined below), for the total consideration of $7,500,000, a number of shares of Series G Preferred Stock (the "**Series G Preferred Shares**" or "**Milestone Shares**" and collectively with the Initial Shares, the "**Shares**") at a price per Milestone Share of $1,000. The conversion price of the Series G Preferred Shares will be equal to the lowest of (i) the Initial Common Purchase Price, (ii) the closing price of the Common Stock on the date immediately preceding the Milestone Closing, and (iii) the average of the closing price for the last five (5) Trading Days preceding the Milestone Closing, and as shall be set forth in the Series G Certificate of Designation, provided that in no event will such conversion price be less than $0.20. The Series G Preferred Shares shall have the rights, preferences and privileges set forth in the Series G Certificate of Designation. Notwithstanding anything to the contrary contained herein or otherwise, none of the Milestone Shares shall be issuable unless the Stockholder Approval contemplated by Section 3(c) shall have been obtained prior to the Milestone Closing.

(c)      Ownership Limitation. Notwithstanding anything to the contrary herein, in no event will the shares of Common Stock held by the Purchaser and its Affiliates, whether issued and sold under this Agreement or as interests or dividends or upon conversion of Series F Preferred Stock or Series G Preferred Stock pursuant to the Series F Certificate of Designation or the Series G Certificate of Designation, represent more than 49.9% of the total shares of Common Stock then issued and outstanding and 49.9% of the voting power of the Company's outstanding shares of capital stock entitled to vote generally in the election of directors.

**3.      Closing; Delivery; Stockholder Approval**.

(a)      Closing.

(i)      The closing of the purchase and sale of the Initial Shares (the "**Initial Closing**," and the date thereof, the "**Initial Closing Date**") shall occur on the fifth (5th) Business Day after all of the conditions applicable to the Initial Closing set forth in Sections 8 and 9 have been satisfied or, to the extent permitted by applicable law, waived by the party entitled to the benefit thereof (other than those conditions that by their nature are to be satisfied at the Initial Closing, but subject to the satisfaction or waiver of those conditions at such time) or such other time as the parties agree to.

(ii)      Subject to Section 2(b), the closing of the purchase and sale of the Milestone Shares (the "**Milestone Closing**," and the date thereof, the "**Milestone Closing Date**") shall occur on the fifth (5th) Business Day after all of the conditions applicable to the Milestone Closing set forth in Sections 8 and 9 have been satisfied or, to the extent permitted by applicable law, waived by the party entitled to the benefit thereof (other than those conditions that by their nature are to be satisfied at the Milestone Closing, but subject to the satisfaction or waiver of those conditions at such time) or such other time as the parties agree to. The Initial Closing and the Milestone Closing are each referred hereto as a "**Closing**" and the date of each Closing, a "**Closing Date**."

(iii)      At each Closing, the purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures therefor or at such other time or date as shall be agreed between the Company and the Purchaser.

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(b)    Exchange; Delivery. At each Closing, the Company shall deliver to the Purchaser, in book entry form, the Shares being purchased by the Purchaser.

(c)    Stockholder Approval. The Company's obligations to (i) accept conversion of the Series F Preferred Shares in excess of the Beneficial Ownership Limit and (ii) issue and sell the Milestone Shares in respect of the Milestone Closing, and (x) the Purchaser's right and option to convert the Series F Preferred Shares in excess of the Beneficial Ownership Limit and (y) the Purchaser's obligation to purchase any and all of the Milestone Shares in respect of the Milestone Closing, are each subject to receipt of the approval of the Company's stockholders ("**Stockholder Approval**") as is necessary under the rules and regulations of Nasdaq (including, without limitation, Nasdaq Rule 5635(d)) to permit the issuance of a number of shares of Common Stock to Purchaser in excess of 19.99% of the Company's outstanding Common Stock as of the date of this Agreement (the "**Beneficial Ownership Limit**").

**4.    Representations and Warranties of the Company**. Except as set forth in the SEC Reports, other than any risk factor disclosures in any such SEC Report contained in the "Risk Factors" section thereof or any forward-looking statements within the meaning of the Securities Act or the Exchange Act thereof (it being acknowledged that no such risk-factor disclosures or forward-looking statements in the SEC Reports shall be deemed to qualify or modify the Fundamental Representations), and the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation otherwise made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules, the Company hereby represents and warrants to the Purchaser, as of the date of this Agreement and each Closing Date, the following:

(a)    Organization and Qualification. The Company and each of its subsidiaries is a corporation or other business entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, and has the requisite corporate power to own its properties and to carry on its business as now being conducted. The Company and each of its subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing has not had and would not, individually or in the aggregate, reasonably be expected have a Material Adverse Effect.

(b)    Authorization, Enforcement, Compliance with Other Instruments.

(i)    The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and each of the other agreements and documents that are exhibits hereto or thereto or are contemplated hereby or thereby or necessary or desirable to effect the transactions contemplated hereby or thereby and to issue the Securities (as defined below), in accordance with the terms hereof and thereof;

(ii)    the execution and delivery by the Company of each of the Transaction Documents and the consummation by it of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Securities (as defined below), have been, or will be at the time of execution of such Transaction Document, duly authorized by the Company's Board, and other than the Stockholder Approval (solely with respect to the conversion of Series F Preferred Shares in excess of the Beneficial Ownership Limit and the sale, issuance, and conversion of the Milestone Shares), no further consent or authorization is, or will be at the time of execution of such Transaction Document, required by the Company, its respective Board or its stockholders;

(iii)    each of the Transaction Documents will be duly executed and delivered by the Company; and

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(iv)      the Transaction Documents when executed will constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

(c)     <u>Capitalization</u>.

(i)     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 5,000,000 shares of preferred stock. As of the date of this Agreement and immediately prior to the Initial Closing, (A) 1,511,107 shares of Common Stock, 60,876 shares of Series A preferred stock, par value $0.001 per share, no shares of Series A-1 preferred stock, par value $0.001 per share, 85 shares of Series B preferred stock, par value $0.001 per share, no shares of Series C preferred stock, par value $0.001 per share, no shares of Series D preferred stock, par value $0.001 per share, 1,920 shares of Series E preferred stock, par value $0.001 per share, and no shares of the Series F Preferred Stock or the Series G Preferred Stock, are issued and outstanding, (B) no shares of Common Stock are held in the treasury of the Company, (C) an aggregate of 68,109 shares of Common Stock are reserved for future issuance under the Company's Amended and Restated 2015 Equity Incentive Plan (the "**Company Plan**"), (D) 115,807 shares of Common Stock are subject to outstanding options and restricted stock awards to acquire shares of Common Stock and (E) 456,096 shares of Common Stock are issuable upon the exercise of outstanding common stock purchase warrants. All of the outstanding shares of Common Stock and preferred stock, and of the stock of each of the Company's subsidiaries, have been duly authorized, validly issued and are fully paid and nonassessable, free and clear of all liens. The shares of Common Stock issuable upon conversion of the Series F Preferred Shares and the Series G Preferred Shares (the "**Underlying Shares**" and together with the Shares, the "**Securities**") have been duly authorized by all necessary corporate action, and when issued in accordance with the terms of the Series F Certificate of Designation and the Series G Certificate of Designation (subject the Stockholder Approval with respect to the conversion of the Series F Preferred Shares in excess of the Beneficial Ownership Limit and the issuance, sale, and conversion of the Milestone Shares), as applicable, will be validly issued and outstanding, fully paid and nonassessable, free and clear of all liens and the holders shall be entitled to all rights accorded to a holder of Common Stock. The Company will reserve from its duly authorized capital stock a number of shares of Common Stock for issuance of the Underlying Shares.

(ii)     Except as described in <u>Section 4(c)(i)</u>, as of the date of this Agreement, there are (A) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (B) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (C) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company other than obligations under the Company Plan in the ordinary course of business, (D) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company. There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the securities described in the immediately preceding sentence (other than pursuant to the cashless exercise or forfeiture of the stock options or restricted stock awards), or obligate the Company to grant, extend or enter into any such agreements relating to any such securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar. None of the Company or any of its subsidiaries is a party to any stockholders' agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any such securities or any other agreement relating to the disposition, voting or dividends with respect thereto.

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(iii) After giving effect to the applicable Closing:

  (A) no shares of capital stock of the Company or any of its subsidiaries shall be subject to preemptive rights, subscription right or any other similar rights or any liens or encumbrances suffered or permitted by the Company;

  (B) all of the outstanding shares of capital stock of the Company have the rights, preferences, privileges and restrictions set forth in the Company's Amended and Restated Certificate of Incorporation, as amended and including all certificates of designation and amendments thereto, as in effect as of the date of this Agreement (the "**Certificate of Incorporation**"), and the Company's Amended and Restated Bylaws, as amended, as in effect as of the date of this Agreement (the "**Bylaws**");

  (C) the Series F Preferred Shares and, as of the Milestone Closing, the Series G Preferred Shares, if any, shall additionally have the rights, preferences, privileges and restrictions set forth in the Series F Certificate of Designation and the Series G Certificate of Designation, respectively;

  (D) except as set forth in the SEC Reports, there are no agreements or arrangements under which the Company or any of its subsidiaries is obligated to register the sale of any of their securities under the Securities Act;

  (E) except as set forth in the SEC Reports, there are no outstanding comment letters from the SEC or any other regulatory agency;

  (F) except as set forth in the SEC Reports, there are no securities or instruments containing anti-dilution or similar provisions, including the right to adjust the exercise, exchange or reset price under such securities, that will be triggered by the issuance of the Securities; and

  (G) no co-sale right, right of first refusal or other similar right will exist with respect to the Securities or the issuance and sale thereof.

 (iv) Except as described in the SEC Reports, as of the date of this Agreement, the Company is not party to a stockholder rights agreement, "poison pill" or similar anti-takeover agreement or plan.

(d) <u>Issuance of Shares</u>. The Shares are duly authorized and, upon issuance in accordance with the terms hereof, shall be duly issued, fully paid and nonassessable, and are free and clear from all Taxes and Encumbrances. Any Underlying Shares will have been duly authorized and reserved for issuance and, upon conversion of the Shares into shares of Common Stock, will be validly issued, fully paid and nonassessable, and are free and clear from all Taxes and Encumbrances.

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(e) <u>No Conflicts</u>. The execution, delivery and performance of each of the Transaction Documents by the Company, and the consummation by the Company of the transactions contemplated hereby and thereby will not (i) result in a violation of the Certificate of Incorporation or the Bylaws (or equivalent constitutive document) of the Company or any of its subsidiaries, (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any subsidiary is a party, except for those which have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or (iii) result in a material violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws and regulations) applicable to the Company or any subsidiary or by which any property or asset of the Company or any subsidiary is bound or affected. Neither the Company nor any of its subsidiaries is in violation of any term of or in default under its Certificate of Incorporation, Bylaws or any other constitutive documents. Except for those violations or defaults which have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any subsidiary is in violation of any term of or in default under any contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or any subsidiary. The business of the Company and its subsidiaries is not being conducted, and shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except for any violation which has not had and would not, individually or in the aggregate, reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Except as specifically contemplated by this Agreement and as required under the Securities Act and any applicable state securities laws and the rules of the Principal Market, neither the Company nor any of its subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court or Governmental Authority in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement or the other Transaction Documents in accordance with the terms hereof or thereof. Neither the execution and delivery by the Company of the Transaction Documents, nor the consummation by the Company of the transactions contemplated hereby or thereby, will require any notice, consent or waiver under any contract or instrument to which the Company or any subsidiary is a party or by which the Company or any subsidiary is bound or to which any of their assets is subject. The Company is unaware of any facts or circumstance, which might give rise to any of the foregoing.

(f) <u>Absence of Litigation</u>. Except as set forth in Schedule 4(f), there is no material action, litigation, suit, arbitration, claim, complaint (including *qui tam* complaint), demand, cause of action, inquiry, notice of violation, hearing, proceeding (including any partial proceeding such as a deposition), enforcement or investigation (each, an "**Action**") now pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries. For the purpose of this Agreement, the knowledge of the Company means the knowledge of the officers of the Company (both actual or knowledge that they would have had upon reasonable investigation).

(g) <u>Acknowledgment Regarding Purchaser's Purchase of the Shares</u>. The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby.

(h) <u>No General Solicitation</u>. Neither the Company, nor any of its Affiliates, nor, to the knowledge of the Company, any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Shares.

(i) <u>No Integrated Offering</u>. Neither the Company, nor any of its Affiliates, nor to the knowledge of the Company, any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the Shares under the Securities Act or cause this offering of the Shares to be integrated with prior offerings by the Company for purposes of the Securities Act.

(j) <u>Employee Relations</u>. Neither Company nor any subsidiary is involved in any labor dispute nor, to the knowledge of the Company, is any such dispute threatened. Neither Company nor any subsidiary is party to any collective bargaining agreement. The Company's and/or its subsidiaries' employees are not members of any union, and the Company believes that its and its subsidiaries' relationship with their respective employees is good.

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(k)    <u>Intellectual Property Rights</u>. The Company and each of its subsidiaries owns, possesses, or has rights to, all Intellectual Property necessary for the conduct of the Company's and its subsidiaries' business as now conducted, free and clear of any Encumbrances, other than security interests granted pursuant to the CRG Term Loan Agreement. Furthermore, (A) to the Company's knowledge, there is no infringement, misappropriation or violation by third parties of any such Intellectual Property, except as such infringement, misappropriation or violation has not had and would not, individually or in the aggregate, result in a Material Adverse Effect; (B) there is no pending or, to the Company's knowledge, threatened, action, suit, proceeding or claim by others challenging the Company's or any of its subsidiaries' rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (C) the Intellectual Property owned by the Company and its subsidiaries, and to the Company's knowledge, the Intellectual Property licensed to the Company and its subsidiaries, has not been adjudged invalid or unenforceable, in whole or in part, and there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others challenging the validity, enforceability or scope of any such Intellectual Property, and, to the Company's knowledge, there are no facts which would form a reasonable basis for any such claim; (D) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others that the Company or any of its subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property or other proprietary rights of others, neither the Company nor any of its subsidiaries has received any notice of such claim and, to the Company's knowledge, there are no other facts which would form a reasonable basis for any such claim, except for any action, suit, proceeding or claim as have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (E) to the Company's knowledge, no employee of the Company or any of its subsidiaries is in or has ever been in violation of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee's employment with the Company or any of its subsidiaries or actions undertaken by the employee while employed with the Company or any of its subsidiaries, except as such violation has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the Company's knowledge, (x) there are no facts that are reasonably likely to provide a basis for a finding that the Company or any of its subsidiaries does not have clear title or valid license or sublicense rights to the patents or patent applications owned or licensed to the Company or other proprietary information rights as being owned by, or licensed or sublicensed to, as the case may be, the Company or any of its subsidiaries, (y) no valid issued U.S. patent is or would be infringed by the activities of the Company or any of its subsidiaries relating to products currently or proposed to be manufactured, used or sold by the Company or any of its subsidiaries and (z) there are no facts with respect to any issued patent owned or licensed to the Company that would cause any claim of any such patent not to be valid and enforceable in accordance with applicable regulations. The Company has entered into binding, written agreements with every current and former employee, and with every current and former independent contractor, in each case, who contributed to the creation or development of any of the Company's Intellectual Property, whereby such employees and independent contractors (i) assign to the Company any ownership interest and right they may have in such Intellectual Property; and (ii) acknowledge the Company's exclusive ownership of all such Intellectual Property.

(l)    <u>Environmental Laws</u>.

(i)    The Company and each subsidiary has complied with all applicable Environmental Laws, except for violations of Environmental Laws that, individually or in the aggregate, have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no pending or, to the knowledge of the Company, threatened civil or criminal litigation, notice of violation, formal administrative proceeding, or investigation, inquiry or information request, relating to any Environmental Law involving the Company or any subsidiary, except for litigation, notices of violations, formal administrative proceedings or investigations, inquiries or information requests that, individually or in the aggregate, have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ii)    To the knowledge of the Company, there is no material environmental liability with respect to any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by the Company or any subsidiary.

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(iii)    The Company and its subsidiaries (i) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses except to the extent that the failure to have such permits, licenses or other approvals have not had and would not, individually or in the aggregate, have a Material Adverse Effect, and (ii) are in compliance, in all material respects, with all terms and conditions of any such permit, license or approval.

(m)    <u>Authorizations; Regulatory Compliance</u>. The Company and each of its subsidiaries holds, and is operating in compliance with, all authorizations, licenses, permits, approvals, clearances, registrations, exemptions, consents, certificates and orders of any Governmental Authority and supplements and amendments thereto (collectively, "**Authorizations**") required for the conduct of its business and all such Authorizations are valid and in full force and effect and neither the Company nor any of its subsidiaries is in material violation of any terms of any such Authorizations, except, in each case, as have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and neither the Company nor any of its subsidiaries has received notice of any revocation or modification of any such Authorization, or has reason to believe that any such Authorization will not be renewed in the ordinary course, except to the extent that any such revocation, modification, or non-renewal has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and each of its subsidiaries is in compliance with all applicable federal, state, local and foreign laws, regulations, orders and decrees, except as have not had and would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any unresolved FDA Form 483, notice of adverse filing, warning letter, untitled letter or other correspondence or notice from the FDA, or any other federal, state, local, or foreign governmental or regulatory authority, alleging or asserting noncompliance with the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.) or comparable applicable law. The Company and each of its subsidiaries, and to the Company's knowledge, each of their respective directors, officers, employees and agents, is and has been in material compliance with applicable health care laws, including, without limitation the federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the Civil False Claims Act, 31 U.S.C. §§ 3729 et seq.; the Federal Criminal False Claims Act, 18 U.S.C. § 287; the False Statements Relating to Health Care Matters law, 18 U.S.C. § 1035; the All Payor Fraud Statute, 18 U.S.C. § 1347; 38 U.S.C. § 7332 et seq.; the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the Federal Health Care Program Exclusion Laws, 42 U.S.C. § 1320a-7; the federal Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h); the Public Health Service Act (42 U.S.C. § 201 et seq.); the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010; federal and state self-referral laws (including the federal Stark Law, 42 U.S.C. §1395nn); the anti-fraud provisions of the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act of 2009; and any regulations promulgated pursuant to each of the foregoing statutes, as well as all comparable state laws and regulations (collectively, "**Health Care Laws**"). Neither the Company nor any of its subsidiaries has received written or oral notice of any ongoing Action from any Governmental Authority or third party alleging that any product operation or activity is in material violation of any Health Care Laws or Authorizations and has no knowledge that any such Governmental Authority or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding. Neither the Company nor any of its subsidiaries has received notice that any Governmental Authority has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations and has no knowledge that any such Governmental Authority is considering such action. The Company and each of its subsidiaries has filed, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments thereto as required by any Health Care Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete, correct and not misleading on the date filed (or were corrected or supplemented by a subsequent submission). Neither the Company nor any of its subsidiaries has, either voluntarily or involuntarily, initiated, conducted, or issued or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, post sale warning, "dear doctor" letter, or other notice or action relating to the alleged lack of safety or efficacy of any product or any alleged product defect or violation and, to the Company's knowledge, no third party has initiated or conducted any such notice or action. Neither the Company nor any of its subsidiaries is a party to any corporate integrity agreement, deferred prosecution agreement, monitoring agreement, consent decree, settlement order, or similar agreements, or has any reporting obligations pursuant to any such agreement, plan or correction or other remedial measure entered into with any Governmental Authority. Neither the Company, its subsidiaries nor their officers, directors, employees, agents or contractors has been or is currently suspended, debarred or excluded from participation in the Medicare and Medicaid programs or any other state or Federal health care program (as that term is defined at 42 U.S.C. § 1320a-7b(f)) or in human clinical research.

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(n)      Title. Neither the Company nor any of its subsidiaries owns any real property. Other than security interests granted pursuant to the CRG Term Loan Agreement, each of the Company and its subsidiaries has good and marketable title to all of its personal property and assets, free and clear of any restriction, mortgage, deed of trust, pledge, lien, security interest or other charge, claim or encumbrance (collective, the "**Encumbrances**"). With respect to properties and assets it leases, each of the Company and its subsidiaries is in compliance with such leases and holds a valid leasehold interest free of any Encumbrance.

(o)      No Material Restrictions, Breaches, etc. Neither the Company nor any subsidiary is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company's officers has had or would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any subsidiary is in breach of any contract or agreement which breach, in the judgment of the Company's officers, has had, or is reasonably expected to have a Material Adverse Effect.

(p)      Tax Status. The Company and each subsidiary has made and filed (taking into account any valid extensions) all federal and state income and all other Tax returns, reports and declarations required by any jurisdiction to which it is subject and (unless and only to the extent that the Company or such subsidiary has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported Taxes) has paid all Taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all Taxes for periods subsequent to the periods to which such returns, reports or declarations apply. To the knowledge of the Company, there are no unpaid Taxes in any material amount claimed to be due from the Company or any subsidiary by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

(q)      Certain Transactions. Except for arm's length transactions pursuant to which the Company or any subsidiary makes payments in the ordinary course of business upon terms no less favorable than it could obtain from third parties, none of the officers, directors, or employees of the Company or any subsidiary is a party to any transaction with the Company or any subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

(r)      Rights of First Refusal. The Company is not obligated to offer the securities offered hereunder on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former stockholders of the Company, underwriters, brokers, agents or other third parties.

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(s)      Insurance. The Company has insurance policies of the type and in amounts customarily carried by organizations conducting businesses or owning assets similar to those of the Company and its subsidiaries. There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy.

(t)      SEC Reports. The Company has filed with the SEC, on a timely basis, all SEC Reports for the two (2) years preceding the date of this Agreement. As of their respective SEC filing dates, the SEC Reports complied with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002 (and the regulations promulgated thereunder), as the case may be, applicable to such SEC Reports.

(u)      Financial Statements; Undisclosed Liabilities. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with U.S. GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by U.S. GAAP, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries taken as a whole as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. The pro forma financial information and the related notes, if any, included in the SEC Reports and prepared in accordance with the applicable provisions of Regulation S-X have been properly compiled and prepared in accordance with the applicable requirements of the Securities Act and the regulations promulgated thereunder and fairly present in all material respects the information shown therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein. Neither the Company nor any of its subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) that would be required under the U.S. GAAP to be reflected on a consolidated balance sheet of the Company (including the notes thereto), except for liabilities (i) reflected or reserved against in the balance sheet (or the notes thereto) of the Company as of September 30, 2023 included in the SEC Reports (the "**Balance Sheet Date**"), (ii) incurred after the Balance Sheet Date in the ordinary course of business, or (iii) as expressly contemplated by this Agreement or otherwise incurred in connection with the transactions contemplated by this Agreement.

(v)      Material Changes. Since the Balance Sheet Date, (i) there have been no events, occurrences or developments that have had or would reasonably be expected to have a Material Adverse Effect with respect to the Company, (ii) the Company has not incurred any material liabilities (contingent or otherwise) other than (A) trade payables, accrued expenses and other liabilities incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the financial statements of the Company pursuant to U.S. GAAP or to be disclosed in filings made with the SEC, (iii) the Company has not materially altered its method of accounting or the manner in which it keeps its accounting books and records, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock (other than in connection with repurchases of unvested stock issued to employees of the Company), (v) the Company has not issued any equity securities to any officer, director or Affiliate, except Common Stock issued in the ordinary course pursuant to existing Company equity incentive plans or stock purchase plans or executive and director corporate arrangements disclosed in the SEC Reports, (vi) there has not been any change or amendment to, or any waiver of any material right under, any material contract under which the Company, or any of its assets are bound or subject, and (vii) except for the issuance of the Securities contemplated by this Agreement, no event, liability or development has occurred or exists with respect to the Company, its businesses, properties, operations or financial condition, as applicable, that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made that has not been publicly disclosed in the SEC Reports.

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(w)      <u>Transactions With Affiliates and Employees</u>. None of the officers or directors of the Company and, to the Company's knowledge, none of the employees of the Company, is a party to any transaction with the Company or to a transaction contemplated by the Company (other than for services as employees, officers and directors) that would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Securities Act, except as set forth in the SEC Reports.

(x)      <u>Listing and Maintenance Requirements</u>. The Common Stock is registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to the knowledge of the Company would reasonably be expected to, terminate the registration of the Common Stock under the Exchange Act or delisting of the Common Stock from the Principal Market, nor, except as set forth in Schedule 4(x), has the Company received any notification that the SEC or the Principal Market is contemplating terminating such registration. Except as set forth in Schedule 4(x), the Company has not, in the previous twelve (12) months, received (i) written notice from the Principal Market that the Company is not in compliance with the listing or maintenance requirements of Principal Market that would result in immediate delisting or (ii) any notification, Staff Delisting Determination, or Public Reprimand Letter (as such terms are defined in applicable listing rules of the Principal Market) that requires a public announcement by the Company of any noncompliance or deficiency with respect to such listing or maintenance requirements. Except as set forth in Schedule 4(x), the Company is in compliance with all listing and maintenance requirements of the Principal Market on the date of this Agreement.

(y)      <u>Sarbanes-Oxley</u>. The Company is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it.

(z)      <u>Disclosure Controls</u>. The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 under the Exchange Act) and such controls and procedures are effective in ensuring that material information relating to the Company, including its subsidiaries, is made known to the principal executive officer and the principal financial officer.

(aa)      <u>Off-Balance Sheet Arrangements</u>. There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off-balance sheet entity that is required to be disclosed by the Company in its SEC Reports and is not so disclosed or that otherwise have had or would reasonably be expected to have a Material Adverse Effect.

(bb)      <u>Foreign Corrupt Practices</u>. Neither the Company and its subsidiaries, nor to the Company's knowledge, any agent or other Person acting on behalf of the Company and its subsidiaries, has: (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any Person acting on its behalf of which the Company is aware) which is in violation of law or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

(cc)      <u>Brokers' Fees</u>. Except as set forth in <u>Schedule 4(cc)</u>, neither of the Company nor any of its subsidiaries has any liability or obligation to pay any fees, expenses or commissions to any broker, investment banker, financial advisor, finder or agent with respect to the transactions contemplated by this Agreement.

(dd)      <u>CFIUS</u>. The Company (i) does not produce, design, test, manufacture, fabricate, or develop any critical technologies as that term is defined in 31 C.F.R. § 800.215; (ii) does not perform the functions as set forth in column 2 of appendix A to 31 C.F.R. Part 800 with respect to covered investment critical infrastructure, as that term is defined in 31 C.F.R. § 800.212; and (iii) does not maintain or collect sensitive personal data, and has no demonstrated business objective to do so in the future, as described in 31 C.F.R. § 800.241, and, therefore, the Company is not a "TID U.S. business" as defined in 31 C.F.R. § 800.248. The Company has no current intention of engaging in such activities in the future.

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(ee) <u>OFAC</u>. None of the Company or, to the Company's knowledge, any director, officer, agent, employee, or Affiliate of the Company is a Person currently the subject or target of any comprehensive sanctions administered or enforced by the United States Governmental Authorities, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control (collectively, "**Sanctions**"), nor is the Company located, organized, or resident in a country or territory that is the subject of comprehensive Sanctions; and the Company will not directly or indirectly use the proceeds of the sale of the Shares, or lend, contribute, or otherwise make available such proceeds to any subsidiaries, joint venture partners, or other Person to fund or facilitate any activities of or business with any Person, or in any country or territory, that, at the time of such funding or facilitating, is the subject of Sanctions in any other manner that is reasonably expected to result in a violation or in any other manner that is reasonably expected to result in a violation by any Person (including any Person known to the Company to be participating in the transaction, whether as underwriter, advisor, investor ) of Sanctions. For the past five years, the Company has not knowingly engaged in and is not now knowingly engaged in any dealings or transactions with any Person that at the time of the dealing or transaction is or was the subject or the target of comprehensive Sanctions or with country or territory that is the subject of comprehensive Sanction.

(ff) **Cybersecurity; Compliance with Data Privacy Laws**. To the Company's knowledge, the Company's information technology assets (including networks, hardware, software, and databases (including the data processed thereby) (collectively, "**IT Systems**") are adequate for and operate in all material respects as required in connection with the operation of the business of the Company as currently conducted and are free and clear of all material errors, defects, malware and other corruptants. The Company has implemented and maintained commercially reasonable information security controls to protect the confidentiality, integrity, and availability of its IT Systems and data (including data relating to identified or reasonably identifiable persons ("**Personal Data**") and material confidential information). To the Company's knowledge, there have been no material breaches, violations, outages or unauthorized uses of or access to such IT Systems and data, including Personal Data. The Company is in material compliance with all applicable laws, binding judgments and orders of any court or arbitrator or governmental or regulatory authority, mandatory industry standards and contractual obligations relating to data privacy and security (collectively, "**Privacy Obligations**"). The Company has taken appropriate steps to ensure material compliance with the Privacy Obligations, and such steps have included the maintenance of policies and procedures relating to data privacy and security and the processing of Personal Data (the "**Privacy Policies**"). The Company has made disclosures to Persons, including, as applicable, employees and users, required by Privacy Obligations, and no such disclosures have been materially inaccurate or in violation of any Privacy Obligations. The Company (i) has not received notice of or complaint regarding or indicating non-compliance with, or any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Obligations, and there has not been any event or condition that would reasonably be expected to result in any such notice; (ii) is not currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Obligations; and (iii) is not party to any governmental order, decree, or agreement that imposes any obligation or liability under any Privacy Obligations. To the Company's knowledge, it has taken or is in the process of taking all necessary actions to prepare to comply with all other applicable laws with respect to Personal Data that have been announced as of the date hereof as becoming effective within 12 months after the date hereof, and for which any noncompliance would be reasonably likely to create a material liability, as soon they take effect.

(gg) <u>Disclosure Materials</u>. The SEC Reports do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

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(hh)     Investment Company. The Company is not required to be registered as, and is not an Affiliate of, and immediately following the Closing will not be required to register as, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

(ii)     U.S. Real Property Holding Corporation. The Company is not now and has never been a "United States real property holding corporation" as defined in the Code, and any applicable regulations promulgated thereunder.

**5.     Representations, Warranties and Agreements of the Purchaser**. The Purchaser hereby represents and warrants to the Company, as of the date of this Agreement and each Closing Date, the following:

(a)     Organization; Authority. The Purchaser is an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement and performance by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Purchaser. This Agreement has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)     Own Account. The Purchaser understands that the Securities are "restricted securities" and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other Persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law; *provided, however,* that this representation and warranty not limiting the Purchaser's right to sell the Securities pursuant to a registration statement or otherwise in compliance with applicable federal and state securities laws.

(c)     Purchaser Status. At the time the Purchaser was offered the Securities, it was, and as of the date of this Agreement it is, and on each date on which it converts any Shares, it will be either: (i) an "accredited investor" as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a "qualified institutional buyer" as defined in Rule 144A(a) under the Securities Act.

(d)     Experience of the Purchaser. The Purchaser, either alone or together with its Representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. The Purchaser acknowledges and understands that its investment in the Securities involves a significant degree of risk.

(e)     General Solicitation. The Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to the Purchaser's knowledge, any other general solicitation or general advertisement.

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(f)     Access to Information. The Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and the SEC Reports and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, Representatives of the Company concerning the terms and conditions of the offering of the Shares and the merits and risks of investing in the Shares; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

(g)     No Governmental Review. The Purchaser understands that no United States federal or state agency or any other Governmental Authority has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(h)     No Conflicts. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of the Purchaser or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Purchaser is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to the Purchaser, except in the case of clauses (ii) and (iii) above, for such that are not material and do not otherwise affect the ability of the Purchaser to consummate the transactions contemplated hereby.

(i)     Governmental Authorities and Third-Party Consents. Except for the ODI Filings and Approvals (if applicable), the Purchaser has obtained all consents, approvals, and authorizations required by any Governmental Authority in connection with the execution, delivery and performance of this Agreement by the Purchaser and with the Purchaser's subscription for and purchase of the Shares and consummation of the transactions contemplated in this Agreement and the other Transaction Documents.

**6.     Transfer Restrictions**. The Purchaser acknowledges and agrees as follows:

(a)     None of the Securities have been registered for sale under the Securities Act, in reliance on the private offering exemption in Section 4(a)(2) thereof and/or Regulation S and the undersigned will not immediately be entitled to the benefits of Rule 144 under the Securities Act ("**Rule 144**") with respect to the Shares or the Underlying Shares.

(b)     The Purchaser understands that there are substantial restrictions on the transferability of the Securities that the certificates representing the Securities shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such certificates or other instruments):

> THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

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The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if (a) such Securities are sold pursuant to a registration statement under the Securities Act, (b) such holder delivers to the Company an opinion of counsel, reasonably acceptable to the Company, that a disposition of the Securities is being made pursuant to an exemption from such registration, or (c) any other evidence reasonably requested and reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Securities may be effected without registration under the Securities Act. The Company will not require a legal opinion (x) in any transaction in compliance with Rule 144, provided that Purchaser provides customary representations regarding Purchaser's eligibility to sell securities under Rule 144; or (y) in any transaction in which such Purchaser distributes Securities to an Affiliate of such Purchaser for no consideration.

(c)     In connection with any sale, assignment, transfer or other disposition of the Securities by the Purchaser pursuant to an effective registration statement or pursuant to Rule 144 or any other exemption under the Securities Act such that the transferee acquires freely tradable shares not subject to applicable securities law restrictions on sale and upon compliance by the Purchaser with the requirements of this Agreement, if requested by the Purchaser by notice to the Company, the Company shall request the Transfer Agent to remove any restrictive legends related to the book entry account holding such shares in connection with such transfer within two (2) Trading Days of any such request therefor from such Purchaser. The Company shall be responsible for the fees of its Transfer Agent, its legal counsel and all DTC fees associated with such legend removal.

(d)     Until the Stockholder Approval has been obtained, the Series F Preferred Shares shall bear the following legend:

THESE SECURITIES ARE SUBJECT TO TRANSFER RESTRICTIONS SET FORTH IN A SECURITIES PURCHASE AGREEMENT BY AND BETWEEN AVINGER, INC. AND ZYLOX TONBRIDGE MEDICAL LIMITED, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF AVINGER, INC.

## 7.   Covenants and Other Rights.

(a)     Use of Proceeds. The Company shall use the net proceeds from the sale of the Shares hereunder for general corporate and working capital purposes and shall not use such proceeds for the satisfaction of any portion of the Company's debt (other than payment of trade payables in the ordinary course of the Company's business and consistent with past practices).

(b)     Board Matters. The Company's Board shall, subject to compliance with applicable Principal Market rules, increase the size of the Company's Board to five directors and appoint an individual designated from time to time by the Purchaser as one member to the Company's Board to serve as a Class I director (such designee, the "**Zylox Board Representative**") effective as of the Initial Closing Date. Following the Initial Closing, and so long as Zylox continues to own at least 15% of the Company's shares of capital stock on an as-if-converted to Common Stock basis (regardless of whether any preferred stock is convertible into Common Stock pursuant to any ownership limitation), the Company and the Board shall nominate the Zylox Board Representative to be elected at each annual meeting of the Company's stockholders pursuant to which Class I directors shall be nominated and elected, recommend that holders of Common Stock vote to elect the Zylox Board Representative and use its reasonable efforts to cause the election to the Board of Class I directors that includes the Zylox Board Representative. The Company shall indemnify the Zylox Board Representative and provide the Zylox Board Representative with director and officer insurance to the same extent as it indemnifies and provides such insurance to other members of the Board, pursuant to the Certificate of Incorporation, the Bylaws, the Delaware General Corporation Law, as amended, supplemented or restated from time to time, or otherwise. As long as Zylox holds at least 5% of the Company's shares of capital stock on an as-if-converted to Common Stock basis (regardless of whether any preferred stock is convertible into Common Stock pursuant to any ownership limitation) and is not otherwise entitled to appoint any director to the Board, Zylox shall be entitled to designate and appoint one (1) Person to attend and participate in all meetings of the Board in a non-voting observer capacity (the "**Zylox Board Observer**") and receive Board meeting notices, Board minutes and other materials otherwise provided to the directors at the same time. The Observer may be excluded from access to any material or meeting or portion thereof if the board of directors determines in good faith, upon advice of counsel, that such exclusion is reasonably necessary to preserve attorney-client privilege or to protect highly confidential proprietary information. The Zylox Board Representative or the Zylox Board Observer shall be permitted to share information received in his or her capacity as such with the Purchaser for as long as he or she remains in such capacity, provided that the Purchaser hereby agrees to comply with all applicable securities laws and to maintain the confidentiality of such information in accordance with Section 21 of this Agreement.

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(c)     Stockholder Approval. As soon as practicable following the Initial Closing, the Company shall provide each stockholder entitled to vote at a special meeting of stockholders of the Company (the "**Stockholder Meeting**"), which Stockholder Meeting shall be promptly called and held no later than 180 days after the Initial Closing (the "**Stockholder Meeting Deadline**"), a proxy statement meeting the requirements of Section 14 of the Exchange Act (the "**Proxy Statement**") soliciting each such stockholder's affirmative vote at the Stockholder Meeting for the Stockholder Approval, and the Company shall use its reasonable best efforts to solicit the Stockholder Approval and to cause the Company's Board to recommend to stockholders that they adopt the Stockholder Approval. The Company shall keep the Purchaser apprised of the status of matters relating to the Proxy Statement and the Stockholder Meeting, including promptly furnishing the Purchaser and its counsel with copies of notices or other communications related to the Proxy Statement, the Stockholder Meeting or the transactions contemplated hereby received by the Company from the SEC or the Principal Market. If, despite the Company's reasonable best efforts, Stockholder Approval is not obtained for all matters on or prior to the Stockholder Meeting Deadline, the Company shall cause an additional Stockholder Meeting to be held every six (6) months thereafter until such Stockholder Approval is obtained.

(d)     Integration. The Company has not sold, offered for sale or solicited offers to buy and shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be required to be integrated with the offer or sale of the Shares in a manner that would require the registration under the Securities Act of the sale of the Shares to the Purchaser, or that would be required to be integrated with the offer or sale of the Shares for purposes of the rules and regulations of the Principal Market.

(e)     Further Assurances. Upon the terms and subject to the conditions herein, the Company and the Purchaser each hereby agrees to use its reasonable best efforts to take or cause to be taken all actions, to execute all agreements, documents and instruments, cooperate and respond to any inquiry, investigation or action by any Governmental Authority or other Person, make all filings, submissions and notices, and assist and cooperate with the other party in taking, doing and accomplishing, all things necessary, proper or advisable under applicable Laws or otherwise, in the most expeditious manner practicable, in connection with, for purposes of or arising from the transactions contemplated by this Agreement and the other Transaction Documents.

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**8.**    **Conditions to Company's Obligations at Closing**. The Company's obligation to complete the sale and issuance of the Shares and deliver the Shares to the Purchaser on each Closing Date shall be subject to the following conditions to the extent not waived by the Company in writing:

(a)    <u>Representations and Warranties</u>. The representations and warranties made by the Purchaser in <u>Section 5</u> hereof shall be true and correct in all material respects when made, and shall be true and correct in all material respects on each Closing Date, as the case may be, with the same force and effect as if they had been made on and as of said date.

(b)    <u>Performance</u>. The Purchaser shall have performed in all material respects all obligations and covenants herein required to be performed by them on or prior to each Closing Date.

(c)    <u>No Suspension</u>. No suspension of trading shall have been imposed by the Principal Market, the SEC or any other governmental regulatory body with respect to public trading in the Common Stock.

(d)    <u>Stockholder Approval</u>. Prior to the Milestone Closing, the Stockholder Approval shall have been obtained and remain effective as of the Milestone Closing.

(e)    <u>Receipt of Executed Documents</u>. The Purchaser shall have executed and delivered to the Company each of the Transaction Documents that requires its signature. There has been no uncured material breach of any of the Purchaser's obligations under any Transaction Document.

(f)    <u>ODI Filings and Approvals</u>. As of the Initial Closing, the Purchaser shall have duly obtained all ODI Filings and Approvals with respect to its investment in the Company.

**9.**    **Conditions to Purchaser's Obligations at Closing**. The Purchaser's obligation to purchase and accept delivery of the Shares on each Closing Date shall be subject to the following conditions to the extent not waived by the Purchaser in writing:

(a)    <u>Representations and Warranties Correct</u>. (i) The Fundamental Representations shall be true and correct in all respects and (ii) the other representations and warranties made by the Company in <u>Section 4</u> hereof shall be true and correct in all material respects (except to the extent any such representation and warranty is qualified by materiality or reference to Material Adverse Effect, in which case, such representation and warranty shall be true and correct in all respects as so qualified), in each case as of, and as if made on, the date of this Agreement and as of each Closing Date, except (x) to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date and (y) with respect to the representations and warranties of the Company in Section 4 hereof other than the Fundamental Representations, to the extent the failure of any such representation to be true and correct in all material respects has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)    <u>Performance</u>. The Company shall have performed in all material respects all obligations and covenants herein required to be performed by it on or prior to each Closing Date.

(c)    <u>Certificate</u>. The Chief Executive Officer of the Company shall execute and deliver to the Purchaser a certificate to the effect that the representations and warranties of the Company in <u>Section 4</u> hereof are true and correct (except to the extent any such representation and warranty is qualified by materiality or reference to Material Adverse Effect, in which case, such representation and warranty shall be true and correct in all respects as so qualified) as of, and as if made on, the date of this Agreement and as of each Closing Date and that the Company has satisfied in all material respects all of the conditions set forth in this <u>Section 9</u>.

(d)    <u>Good Standing</u>. The Company and each of its subsidiaries is a corporation or other business entity duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation.

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(e)　Judgments. No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any Governmental Authority, shall have been issued, and no action or proceeding shall have been instituted by any Governmental Authority, enjoining or preventing the consummation of the transactions contemplated hereby.

(f)　No Suspension. No suspension of trading shall have been imposed by the Principal Market, the SEC or any other governmental regulatory body with respect to public trading in the Common Stock.

(g)　Series A Preferred Stock. As of the Initial Closing Date, the Company shall have filed the Series A-1 Certificate of Designation to, among other things, provide for the exchange of the Series A preferred stock of the Company, par value $0.001 per shares (the "**Series A Preferred Stock**"), into 10,000 shares of Series A-1 preferred stock of the Company, par value $0.001 per shares (the "**Series A-1 Preferred Stock**"), which is equivalent to $10 million based on the Series F Preferred Purchase Price and having a conversion price equal to the Initial Common Purchase Price.

(h)　Term Loan Agreement. As of the Initial Closing Date, the Company shall have executed and delivered the Term Loan Agreement Amendment.

(i)　Series F Certificate of Designation. As of the Initial Closing Date, the Company shall have filed the Series F Certificate of Designation with the State of Delaware.

(j)　Series G Certificate of Designation. As of the Milestone Closing Date, the Company shall have filed the Series G Certificate of Designation with the State of Delaware.

(k)　Nasdaq Listing of Additional Shares. As of the Initial Closing Date, the Company shall have provided the Purchaser with a written confirmation from the Principal Market that the staff of the Principal Market shall have received for its review the Listing of Additional Shares Notification form submitted by the Company in connection with the transactions contemplated by this Agreement and the other Transaction Documents (the "**Listing of Additional Shares Form**").

(l)　ODI Filings and Approvals. As of the Initial Closing, the Purchaser shall have duly obtained all ODI Filings and Approvals with respect to its investment in the Company.

(m)　No Material Adverse Effect. There shall have been no Material Adverse Effect with respect to the Company since the date of this Agreement.

(n)　Stockholder Approval. Prior to the Milestone Closing, the Stockholder Approval shall have been obtained and remain effective as of the Milestone Closing.

(o)　Receipt of Executed Documents. The Company shall have executed and delivered to the Purchaser each of the Transaction Documents that requires its signature. There has been no uncured material breach of any of the Company's obligations under any Transaction Document.

(p)　Board Size. The Company shall have taken all necessary action to, effective simultaneously with or immediately following the Initial Closing, (i) increase the size of the Company's Board to five directors and (ii) appoint Jonathon Zhong Zhao to the Company's Board.

21

**10.    Termination.** This Agreement shall terminate and be void and of no further force and effect, and all obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of: (a) the mutual written agreement of the Company and the Purchaser, (b) if, on the Milestone Closing, any of the conditions of such Closing set forth in <u>Section 8</u>  or <u>Section 9</u> have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver, and are not capable of being satisfied and, as a result thereof, the transactions contemplated by this Agreement will not be and are not consummated, or (c) if the Initial Closing has not occurred on or before March 31, 2024, other than as a result of a Willful Breach of any party's obligations hereunder; *provided, however,* that nothing herein shall relieve any party of any liability for common law fraud or for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement and each party will be entitled to seek any remedies at law or in equity to recover losses, liabilities or damages arising from any such Willful Breach. "**Willful Breach**" means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement.

**11.    Indemnification**.

(a)    The Company agrees to indemnify and hold harmless the Purchaser, its Affiliates and their respective directors, officers, shareholders, members, partners, employees and Representatives (and any other persons with a functionally equivalent role of a person holding such titles notwithstanding a lack of such title or any other title), each person who controls the Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other persons with a functionally equivalent role of a person holding such titles notwithstanding a lack of such title or any other title) of such controlling person, from and against all losses, liabilities, claims, damages, costs, fees and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened) arising from any Action, whether or not involving a Third Party Claim, based upon or arising out of the failure of any representation or warranty of the Company to be true and correct, or breach by the Company of any covenant or agreement made by the Company, contained herein or in any other document delivered by the Company in connection with this Agreement.

(b)    The Purchaser agrees to indemnify and hold harmless the Company and its directors, officers, shareholders, members, partners, employees and agents (and any other persons with a functionally equivalent role of a person holding such titles notwithstanding a lack of such title or any other title), each person who controls such indemnified person (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other persons with a functionally equivalent role of a person holding such titles notwithstanding a lack of such title or any other title) of such controlling person, from and against all losses, liabilities, claims, damages, costs, fees and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened, and including in settlement of any litigation, but only if such settlement is effected with the written consent of the Purchaser) arising from any Action, whether or not involving a Third Party Claim, insofar as such losses, liabilities, claims, damages, costs, fees and expenses are primarily based upon or primarily arise out of the failure of representation or warranty of the Purchaser to be true and correct, or breach by the Purchaser of any covenant or agreement made by the Purchaser, contained herein or in any other document delivered by the Purchaser in connection with this Agreement.

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(c) Promptly after receipt by an indemnified party under this <u>Section 11</u> of notice of the commencement of any Action for which such indemnified party is asserting a right to indemnification under this <u>Section 11</u>, including any claim hereunder from, or the commencement of any Action, by, a person unaffiliated with either party or its Affiliates, which claim the indemnified party hereunder believes in good faith is an indemnifiable claim under this Agreement (each, a "**Third Party Claim**"), such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this <u>Section 11</u>, promptly notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this <u>Section 11</u>, unless such delay materially harms the indemnifying party. In case any such Action is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and to the extent that it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof, with counsel satisfactory to such indemnified party; *provided, however,* that if the defendants in any such Action include both the indemnified party and the indemnifying party and either (i) the indemnifying party or parties and the indemnified party or parties mutually agree or (ii) representation of both the indemnifying party or parties and the indemnified party or parties by the same counsel is inappropriate under applicable standards of professional conduct due to actual or potential differing interests between them, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such Action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of its election so to assume the defense of such Action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this <u>Section 11</u> for any reasonable legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (A) the indemnified party shall have employed counsel in connection with the assumption of legal defenses in accordance with the proviso to the next preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel in such circumstance), (B) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the Action or (C) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party. No indemnifying party shall (x) without the prior written consent of the indemnified parties (which consent shall not be unreasonably withheld), settle or compromise or consent to the entry of any judgment with respect to any pending or threatened Action in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such Action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such Action, or (y) be liable for any settlement of any such Action effected without its written consent (which consent shall not be unreasonably withheld), but if settled with its written consent or if there be a final judgment of the plaintiff in any such Action, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability by reason of such settlement or judgment.

**12.** **Binding Effect**. The Purchaser hereby acknowledges and agrees that this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

**13.** **No Third-Party Beneficiaries**. This Agreement is intended only for the benefit of the parties hereto and their respective successors and permitted. A Person who is not a party to this Agreement, other than the indemnified parties referred to in <u>Section 11</u>, has no right under the Contracts (Rights of Third Parties) Act 2001 of Singapore to enforce or to enjoy the benefit of any term of this Agreement.

**14.** **Amendments and Waivers**. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the Purchaser. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The conditions to each party's obligation to consummate each Closing are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law. No waiver of any party will be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable law.

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**15.** **Notices**. Any notice, consents, waivers or other communication required or permitted to be given hereunder shall be in writing and will be deemed to have been delivered: (i) upon receipt, when personally delivered; (ii) upon receipt when sent by certified mail, return receipt requested, postage prepaid; (iii) when sent, if by e-mail, provided that such sent e-mail is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient's e-mail server that such e-mail could not be delivered to such recipient; or (iv) three (3) Business Day after deposit with an internationally-recognized courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The addresses and email addresses for such communications shall be:

(a)    if to the Company, at

> Avinger, Inc.
> 400 Chesapeake Drive
> Redwood City, CA 94063
> Attention: Chief Executive Officer
> E-mail: jsoinski@avinger.com
>
> with a copy to (which shall not constitute notice):
>
> Dorsey & Whitney LLP
> 111 South Main Street
> Suite 2100
> Salt Lake City, UT 84111
> Attention: David Marx
> Email: david.marx@dorsey.com
>
> or

(b)    if to Zylox, at

> Zylox Tonbridge Medical Limited
> 6/F Manulife Place, 348 Kwun Tong Road, KL, Hong Kong
> Attention: Jonathon Zhong Zhao, Director
> Email: jon.zhao@zyloxmedical.com
>
> with a copy to (which shall not constitute notice):
>
> Sidley Austin LLP
> Suite 2009, 5 Corporate Avenue
> 150 Hubin Road, Shanghai 200021, PRC
> Attention: Ruchun Ji
> Email: rji@sidley.com
>
> (or, in any case, to such other address as the party shall have furnished in writing in accordance with the provisions of this Section 15).

Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party's address which shall be deemed given at the time of receipt thereof.

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**16.    Assignability**. This Agreement and the rights, interests and obligations hereunder are not transferable or assignable by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party; provided, however, that the Purchaser may assign its rights, interests and obligations under this Agreement, in whole or in part, to one or more of its Affiliates, which assignee shall agree in writing to be bound by the provisions of this Agreement, including the rights, interests and obligations so assigned.

**17.    Applicable Law**. This Agreement shall be governed by and construed in accordance with the laws of the Republic of Singapore.

**18.    Arbitration**.

(a)        Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, invalidity, interpretation, performance, breach or termination thereof or any dispute regarding contractual or non-contractual obligations arising out of or relating to it (a "**Dispute**"), shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre in Singapore (the "**SIAC**") in accordance with the Arbitration Rules of the Singapore International Arbitration Centre (the "**SIAC Rules**") in force when the Notice of Arbitration is submitted. The seat of arbitration shall be Singapore.

(b)        There shall be three arbitrators, the claimant to the Dispute, or in the case of multiple claimants, all such claimants acting collectively (the "**Claimant**") shall select one arbitrator and the respondent to the Dispute, or in the case of more than one respondent, the respondents acting collectively (the "**Respondent**") shall select one arbitrator. All selections shall be made within 30 days after the selecting party gives or receives the demand for arbitration. Such arbitrators shall be freely selected, and neither the Claimant nor the Respondent shall be limited in their selection to any prescribed list. The first two arbitrators shall select the third arbitrator; provided that if the first two arbitrators cannot agree on a third arbitrator within five (5) Business Days, the Chairman of SIAC shall select the third arbitrator who will act as chairman of the arbitration board. If any arbitrator to be appointed by a party has not been appointed and consented to participate within thirty (30) days after the selection of the first arbitrator, the relevant appointment shall be made by the Chairman of SIAC.

(c)        The arbitral proceedings shall be conducted in English. To the extent that the SIAC Rules are in conflict with the provisions of this Section 18, including the provisions concerning the appointment of the arbitrators, the provisions of this Section 18 shall prevail.

(d)        The award of the arbitral tribunal shall be final and binding upon the Parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(e)        Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(f)        During the course of the arbitral tribunal's adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

(g)        The parties agree to keep confidential the existence of the arbitration, the arbitral proceedings, the submissions made by any party and the decisions made by the arbitral tribunal, including its awards, except as required by applicable Law or the Principal Market.

(h)        The law of this arbitration clause shall be the laws of the Republic of Singapore.

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**19.**    **Use of Pronouns**. All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the Person or Persons referred to may require.

**20.**  **Securities Laws Disclosure; Publicity**. The Purchaser and the Company shall consult with each other before issuing, and shall give each other the opportunity to review and comment upon, any press release or other public statements (other than any filings with the SEC required by Section 13 or Section 16 under the Exchange Act) with respect to the Transaction Documents or the transactions contemplated hereby or thereby, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or the rules and regulations of any national securities exchange or national securities quotation system. Notwithstanding the forgoing, this Section 20 shall not apply to any press release or other public statement made by the Company or the Purchaser (a) which is consistent with the initial press release that has been approved by the parties and issued after the Initial Closing Date and does not contain any information relating to the transactions that has not been previously announced or made public in accordance with the terms of this Agreement or (b) is made in the ordinary course of business and does not relate specifically to the signing of the Transaction Documents or the transactions contemplated hereby or thereby. Without limiting the generality of the foregoing, the Company shall promptly, and no later than four Business Days after the date of this Agreement, file a Current Report on Form 8-K with the SEC disclosing the material terms of the transactions contemplated by the Transaction Documents (the "**Transaction Form 8-K**"). The Company shall give the Purchaser a reasonable opportunity to review and comment on the Transaction Form 8-K and consult with the Purchaser before the filing thereof.

**21.**  **Confidentiality**. The Purchaser will, and will cause its Affiliates and their respective Representatives to, keep confidential any information (including oral, written and electronic information) concerning the Company, its subsidiaries or its Affiliates that may be furnished to the Purchaser, its Affiliates or their respective Representatives by or on behalf of the Company or any of its Representatives ("**Confidential Information**") and use the Confidential information solely for the purposes of monitoring, administering or managing the investment in the Company made pursuant to this Agreement; provided that the Confidential Information shall not include information that (i) was or becomes available to the public other than as a result of a disclosure by the Purchaser, any of its Affiliates or any of their respective Representatives in violation of this Section 21, (ii) was or becomes available to the Purchaser, any of its Affiliates or any of their respective Representatives from a source other than the Company or its Representatives, provided that such source is known or reasonably knowable by the Purchaser not to be disclosing such information in violation of an obligation of confidentiality (whether by agreement or otherwise) to the Company, (iii) at the time of disclosure is already in the possession of the Purchaser, any of its Affiliates or any of their respective Representatives, provided that such information is known or reasonably knowable by the Purchaser not to be subject to an obligation of confidentiality (whether by agreement or otherwise) to the Company, or (iv) was independently developed by the Purchaser, any of its Affiliates or any of their respective Representatives without reference to, incorporation of, or other use of any Confidential Information. The Purchaser agrees, on behalf of itself and its Affiliates and their respective Representatives, that Confidential Information may be disclosed solely (i) to the respective Representatives of the Purchaser and its Affiliates to the extent necessary to obtain their services in connection with the Purchaser's investment in the Company, (ii) to any Affiliate or related investment fund of the Purchaser and its Affiliates and their respective directors, officers, employees, consultants, financing sources and Representatives, in each case in the ordinary course of business (provided that the recipients of such confidential information agree to abide by the confidentiality and non-disclosure obligations contained herein and the Purchaser shall be responsible for any breach of these obligations by such recipients) or (iii) in the event that the Purchaser, any of its Affiliates or any of its or their respective Representatives are requested or required by applicable law, judgment, stock exchange rule or other applicable judicial or governmental process (including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, in each of which instances described in this clause (iii) the Purchaser, its Affiliates and their respective Representatives, as the case may be, shall (a) provide notice to the Company in advance of any such disclosure so that the Company will have a reasonable opportunity to timely seek to limit such disclosure, (b) use its reasonable efforts, in cooperation with the Company, to avoid or minimize such disclosure and/or to obtain a protective order or other relief to protect such information, and (c) disclose only so much of such information as is legally required. The Purchaser, its Affiliates and its Representatives further acknowledge that certain information concerning the matters that are the subject matter of this Agreement may constitute material non-public information under U.S. federal securities laws, and that U.S. federal securities laws prohibit any person who has received material non-public information relating to the Company from purchasing or selling securities of the Company, or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities of the Company. Accordingly, until such time as any material non-public information that has been received by the Purchaser, its Affiliates or Representatives has been adequately disseminated to the public, the Purchaser, its Affiliates and Representatives agree that they will not purchase or sell any securities of the Company on any trading market or otherwise, or communicate such information to any other person. The obligations of this Section 21 shall remain in full force and effect until the later of (x) two (2) years from the last Closing Date that has occurred hereunder and (y) the date that the Zylox Board Representative ceases to serve on the Board pursuant to the provisions of this Agreement. This Section 21 shall replace and supersede that certain mutual nondisclosure agreement, dated May 12, 2023, by and between the parties, which shall terminate and be of no force or effect.

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**22.**    **Miscellaneous**.

(a)    This Agreement, together with the other Transaction Documents and any confidentiality agreement between the Purchaser and the Company, constitute the entire agreement between the Purchaser and the Company with respect to the transactions contemplated by this Agreement and supersede all prior oral or written agreements and understandings, if any, relating to the subject matter hereof. The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

(b)    The representations and warranties of the Company and the Purchaser made in this Agreement shall survive the execution and delivery hereof and delivery of the Shares. All of the covenants or other agreements of the parties contained in this Agreement shall survive until fully performed or fulfilled, unless and to the extent that non-compliance or non-performance with such covenants or agreements is waived in writing by the party entitled to such compliance or performance.

(c)    If the Shares are certificated and any certificate or instrument evidencing any Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company and the Company's transfer agent of such loss, theft or destruction and the execution by the holder thereof of a customary lost certificate affidavit of that fact and an agreement to indemnify and hold harmless the Company and the Company's transfer agent for any losses in connection therewith or, if required by the transfer agent, a bond in such form and amount as is required by the transfer agent. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Shares. If a replacement certificate or instrument evidencing any Shares is requested due to a mutilation thereof, the Company may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

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(d)    Each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Agreement and the transactions contemplated hereby, whether or not the transactions contemplated hereby are consummated.

(e)    This Agreement may be executed in one or more original or facsimile or by an e-mail which contains a portable document format (.pdf) file of an executed signature page counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument and which shall be enforceable against the parties actually executing such counterparts. Either party may enter into this Agreement by executing any such counterpart manually or electronically (such as Adobe Sign or DocuSign) and delivering the executed counterpart by electronic means to the other party. The receiving party may rely on the receipt of such document so executed and delivered as if the original had been received. Such electronic signatures shall be recognised and construed as secure electronic signatures pursuant to the Electronic Transactions Act 2010 of Singapore and that the parties accordingly shall deem such signatures to be original and binding signatures for all intents and purposes.

(f)    Each provision of this Agreement shall be considered separable and, if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Agreement.

(g)    Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text.

(h)    Any reference to "$" shall mean U.S. dollars, which is the currency used for all purposes in this Agreement and the other Transaction Documents except as otherwise explicitly specified.

[*Signature Page to Follow*]

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**IN WITNESS WHEREOF**, the parties hereto have executed this Agreement on the date first written above.

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**COMPANY:**

**AVINGER, INC.**


By:     /s/ Jeffrey M. Soinski
Name: Jeffrey M. Soinski
Title:  Chief Executive Officer

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**PURCHASER:**

**ZYLOX TONBRIDGE MEDICAL LIMITED**


By:     /s/ Jonathon Zhong Zhao
Name: Jonathon Zhong Zhao
Title:  Chairman

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[Signature Page to Securities Purchase Agreement]


## EXHIBIT A

## FORM OF REGISTRATION RIGHTS AGREEMENT

## EXHIBIT B

### FORM OF SERIES A-1 CERTIFICATE OF DESIGNATION

**EXHIBIT C**

**FORM OF SERIES F CERTIFICATE OF DESIGNATION**

**EXHIBIT D**

**FORM OF SERIES G CERTIFICATE OF DESIGNATION**

# EXHIBIT E

## FORM OF CRG TERM LOAN AGREEMENT AMENDMENT